UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND

EARLY SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – March 26, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announced today the early results of its previously announced debt tender offers (the “Waterfall Offers”). As of 5:00 p.m., New York City time, on March 25, 2019 (the “Early Tender Deadline”) holders of US$1,859,033,000 and €368,598,000 principal amount of the outstanding notes of the series set forth in the table below (the “Notes” and each a “series” of Notes), issued by Petrobras’s wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes, pursuant to PGF’s previously announced Waterfall Offers.

The Waterfall Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated March 12, 2019 (as amended or supplemented, the “Offer to Purchase” and, together with the related letter of transmittal, the “Offer Documents”).

The following table summarizes the early tender results as of the Early Tender Deadline and the principal amount of Notes that PGF has accepted for purchase:

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Late Tender Consideration(2)	Early Tender Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase
5.299% GLOBAL NOTES DUE JANUARY 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$3,539,166,000	1	US$988.75	US$1,018.75	US$504,435,000	US$504,435,000

5.375% GLOBAL NOTES DUE JANUARY 2021	71645W AR2 / US71645WAR25	US$1,103,876,000	2	US$1,006.25	US$1,036.25	US$137,643,000	US$137,643,000

6.125% GLOBAL NOTES DUE JANUARY 2022	71647N AR0 / US71647NAR08	US$1,296,881,000	3	US$1,032.50	US$1,062.50	US$561,301,000	US$561,301,000

6.250% GLOBAL NOTES DUE MARCH 2024	71647N AM1 / US71647NAM11	US$2,439,500,000	4	US$1,037.50	US$1,067.50	US$217,133,000	US$217,133,000

3.750% GLOBAL NOTES DUE JANUARY 2021	N/A / XS0982711987	€283,290,000	5	€1,033.75	€1,063.75	€51,590,000	€51,590,000

8.375% GLOBAL NOTES DUE MAY 2021	71647N AP4/ US71647NAP42	US$901,967,000	6	US$1,075.00	US$1,105.00	US$438,521,000	US$438,521,000

4.250% GLOBAL NOTES DUE OCTOBER 2023	N/A / XS0835890350	€454,807,000	7	€1,075.00	€1,105.00	€46,306,000	€46,306,000

4.750% GLOBAL NOTES DUE JANUARY 2025	N/A / XS0982711714	€800,000,000	8	€1,080.00	€1,110.00	€104,268,000	€104,268,000

5.875% GLOBAL NOTES DUE MARCH 2022	N/A / XS0716979595	€600,000,000	9	€1,106.25	€1,136.25	€166,434,000	€166,434,000

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)

Per US$1,000 or €1,000, as applicable. The Early Tender Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of U.S. dollar denominated Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Notes accepted for purchase.

PGF has accepted for purchase all Notes validly tendered in the Waterfall Offers on or prior to the Early Tender Deadline. Holders of Notes that validly tendered on or prior to the Early Tender Deadline and whose Notes have been accepted for purchase are entitled to receive the Early Tender Consideration set forth in the table above, which includes an early tender premium, and to receive accrued and unpaid interest. Holders of Notes that are validly tendered after the Early Tender Deadline but on or before the Expiration Date (as defined herein) and whose Notes are accepted for purchase will receive the applicable Late Tender Consideration set forth in the table above, which is equal to the Early Tender Consideration set forth in the table above minus the applicable early tender premium, and to receive accrued and unpaid interest.

Notes tendered on or prior to the Early Tender Deadline, which have been accepted for purchase on the Early Settlement Date (as defined herein), will have priority over Notes tendered after the Early Tender Deadline. If the Waterfall Offers are oversubscribed at the Expiration Date, then only a portion of Notes tendered after the Early Tender Deadline may be accepted for purchase pursuant to the proration procedures described in the Offer to Purchase.

The early settlement date on which PGF will make payment for Notes accepted in the Waterfall Offers is expected to be March 27, 2019 (the “Early Settlement Date”).

The total cash payment to purchase on the Early Settlement Date the accepted Notes will be approximately US$2,434,232,110.82, based on the U.S. dollar exchange rate described herein, excluding accrued and unpaid interest. Notes that have been validly tendered on or prior to the Early Tender Deadline cannot be withdrawn, except as may be required by applicable law.

The Waterfall Offers will expire at 11:59 p.m., New York City time, on April 8, 2019 (the “Expiration Date”).

The exchange rate used to translate Euro to U.S. dollars was US$1.1316 per Euro, the applicable exchange rate as of 2:00 p.m., New York City time on March 25, 2019 as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

* * * * *

PGF has engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as lead dealer managers with respect to the Waterfall Offers, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-dealer managers with respect to the Waterfall Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Waterfall Offers.

This press release is not an offer to purchase, nor a solicitation of an offer to sell, nor the solicitation of tenders with respect to, the securities described herein. The Waterfall Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Waterfall Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Waterfall Offers to be made by a licensed broker or dealer, the respective Waterfall Offers will be deemed to be made on PGF’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Any questions or requests for assistance regarding the Waterfall Offers may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll-free) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-5552 and Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1 (212) 940-1442. Requests for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

None of the Offer Documents has been filed with, and has not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Waterfall Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Waterfall Offers were only available to, and the Waterfall Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Waterfall Offers or any of their contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: March 26, 2019